Exhibit 99.1

HQ/CS/CL.24B/15132

30 May 2013

Sir,

Sub: Minimum Public Shareholding – SEBI Directions to the Company

In terms of Clause 36 of the Listing Agreement with Indian Stock Exchanges, please find attached a letter dated 29 May 2013 received from SEBI (Attachment 1) which is self-explanatory and provides certain relaxations to the Company for achieving Minimum Public Shareholding Requirement.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

ATTACHMENT–1

Pradeep Kumar
Assistant General Manager
Corporation Finance Department
Phone: +91-22 26449337 Fax: +91-22 26449022
Email: pradeepkumar@sebi.gov.in

भारतीय प्रतिभूति
और विनिमय बोर्ड
Securities and Exchange
Board of India

CFD/AT/PK/OW/ 12831/2013
May 29, 2013

Tata Communications Ltd.
C-21 & C36, G Block BKC,
Bandra Kurla Complex,
Mumbai 400098

Dear Sir,

Sub: Request from Tata Communications Ltd. ("Company") for increasing public shareholding pursuant to SEBI circular No. CIR/CFD/DIL/11/2012 dated August 29, 2012

1. This is with reference to your letter dated May 28, 2013 requesting SEBI to give relaxations on the captioned subject.

2. In this regard, considering the facts of the case as stated in your aforesaid letter, it has been decided to accede to your following requests:

A. Selling of shares on the floor of the Stock Exchange
Promoters of the company are allowed to sell up to 1.15% of the share capital on the floor of the Stock Exchange subject to the condition that any such sale shall be undertaken in a bona fide manner to unrelated non-promoter entities through the regular market segment.

B. Relaxation from the requirement of Offer for sale (OFS)

a. Relaxation from clause 1 (b) of aforesaid SEBI Circular No. CIR/MRD/DP/18/2012 dated July 18, 2012, regarding the requirement of a two week gap between successive OFS offers.

b. Relaxation from clause 1 (b) of aforesaid SEBI Circular dated July 18, 2012, regarding the requirement of restriction to divest through the OFS route during the twelve weeks cool off period.

c. Relaxation from clause 5 (b) of aforesaid SEBI Circular dated July 18, 2012 regarding announcement of intention of sale of shares at least one clear trading day prior to the opening of offer.

C. Relaxation from Regulation 13(4)(A) of the SEBI (Prohibition of Insider Trading) Regulations, 1992
Relaxation from giving disclosures under Regulation 13(4)(A) of the SEBI (Prohibition of Insider Trading) Regulations, 1992for the limited purpose of meeting the minimum public shareholding requirement. However, Company is

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सेबी भवन, प्लॉट सं. सी 4-ए, "जी" ब्लॉक, बांद्रा कुर्ला कॉम्प्लेक्स, बांद्रा (पूर्व), मुंबई - 400 051. • दूरभाष: 2644 9000 • फैक्स: 2644 9019 to 2644 9022
वेब :www.sebi.gov.in

SEBI Bhavan, Plot No. C4-A, "G" Block, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051 • Tel.: 2644 9000 • Fax: 2644 9019 to 2644 9022
Web:www.sebi.gov.in

अनुवर्ती :
Continuation :

भारतीय प्रतिभूति
और विनिमय बोर्ड
Securities and Exchange
Board of India

advised to immediately disclose the status of minimum public shareholding compliance to the Stock Exchanges after offloading the required number of shares.

3. Further, it has been decided not to accede to your request for relaxation from clause 7(d) of aforesaid SEBI Circular dated July 18, 2012 restricting maximum allocation to a single investor to be limited to 25% of the size of the OFS, as the same would not be in line with the underlying objective of minimum public shareholding of broad basing the ownership and transparency.

4. The acceptance of your request is under SEBI circular No. CIR/CFD/DIL/11/2012 dated August 29, 2012, solely for the purpose of achieving minimum level of public shareholding as required under Securities Contracts Regulations (Rules), 1957 and it shall not be treated as a precedent.

5. You are also advised to intimate the contents of this letter to the stock exchanges in accordance with clause 36 of Listing Agreement.

6. Further, you are advised to comply with the requirement of minimum public shareholding as mandated under the Securities Contracts (Regulation) Rules, 1957 within the stipulated timeline and intimate SEBI of the same.

7. This letter is being issued with the approval of the competent authority.

Yours faithfully,

Pradeep Kumar

Copy for information to:

1. **The Managing Director and CEO**
   Bombay Stock Exchange Ltd.
   Phiroze Jeejeebhoy Towers
   Dalal Street, Mumbai - 400001

2. **The Managing Director**
   National Stock Exchange of India Ltd.
   Exchange Plaza, Bandra Kurla Complex
   Bandra (E), Mumbai – 400051

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